

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2020

Scott W. Lynn
Chief Executive Officer
Masterworks 006, LLC
497 Broome Street
New York, New York 10013

   Re: Masterworks 006, LLC
     Draft Offering Statement on Form 1-A
     Submitted January 28, 2020
     CIK No. 0001800977

Dear Mr. Lynn:

  We have reviewed your draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

Draft Offering Statement on Form 1-A submitted January 28, 2020

Offering Circular Cover Page, page 1

1. We note your disclosure that "[a]ll Class A shares will be <u>initially</u> offered in all jurisdictions at the same price that is set forth in this offering circular" (emphasis added). Please confirm your understanding that at the market offerings, by or on behalf of the issuer or otherwise, are not permitted under Regulation A. See Rule 251(d)(3)(ii) of Regulation A.

       Please contact Katherine Bagley at (202) 551- 2545 or Jennifer López at (202) 551-3792 with any questions.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Trade & Services

cc: Laura Anthony